SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR -5 2014
DIVISION OF TRADING & MARKETS

SECU 14045175 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Prime Securities Services (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010-3629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul O'Keefe, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Credit Suisse Prime Securities Services (USA) LLC, as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Managing Director

Subscribed and sworn to before me
This 28th day of February 2014

Notary Public
JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
Commission Expires May 24, 20 14

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Prime Securities Services (USA), LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Credit Suisse Prime Securities Services (USA), LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Index to Statement of Financial Condition

	Page
Statement of Financial Condition as of December 31, 2013	1
Notes to Statement of Financial Condition	2

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2013
(In thousands)

ASSETS

Cash	$	201,301
Securities borrowed from affiliate		473,386
Securities received as collateral (all of which was encumbered)		8,984,507
Receivable from affiliate		2,779
Total assets	$	9,661,973

LIABILITIES AND MEMBER'S EQUITY

Obligation to return securities received as collateral	$	8,984,507
Securities loaned		410,386
Other liabilities		2,766
Total liabilities		9,397,659
Member's Equity:		
Member's contributions		263,300
Accumulated earnings		1,014
Total member's equity		264,314
Total liabilities and member's equity	$	9,661,973

See accompanying notes to statement of financial condition.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2013

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered broker-dealer that is engaged in the business of borrowing and lending of securities.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash. Cash is a demand deposit held in a bank.

Collateralized short-term financing. The Company enters into securities borrowed and securities loaned transactions to accommodate clients. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition at the fair value of the collateral received and a corresponding obligation to return the securities received as collateral is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral deposited or obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

Other liabilities. Other liabilities primarily include accruals for taxes, professional fees, and management fees.

1. Organization and Summary of Significant Accounting Policies (Continued)

Deferred taxes. The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement. As of December 31, 2013 the Company had no deferred tax assets or liabilities.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 210 – Balance Sheet

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), an update to ASC Topic 210 – Balance Sheet. In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. ASU 2011-11, as clarified, requires enhanced disclosures about derivative financial instruments, including embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowings and securities lending transactions that are either (i) offset in accordance with section 210-20-45 or section 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either section 210-20-45 or section 815-10-45. The disclosures will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in scope of the updates. ASU 2013-01 and ASU 2011-11 are effective for interim and annual reporting periods beginning on or after January 1, 2013. ASU 2013-01 and ASU 2011-11 are updates for presentation and as such did not impact the Company's financial condition.

2. Fair Value of Financial Instruments

Fair Value Measurement

The Company's fair valued assets and liabilities are primarily based on quoted prices in active markets.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

2. Fair Value of Financial Instruments (Continued)

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2013	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Assets		(In thousands)		
Securities received as collateral (1)	$ 8,926,078	$ 58,429	$ -	$ 8,984,507
Total assets at fair value	$ 8,926,078	$ 58,429	$ -	$ 8,984,507
Liabilities				
Obligation to return securities received as collateral	$ 8,926,078	$ 58,429	$ -	$ 8,984,507
Total liabilities at fair value	$ 8,926,078	$ 58,429	$ -	$ 8,984,507

(1) The securities received as collateral are primarily comprised of listed equities.

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2013.

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments carried at fair value consist of securities received as collateral that are primarily traded on public stock exchanges, for which quoted prices are readily and regularly available. For some securities received as collateral, no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates and equity market volatility.

2. Fair Value of Financial Instruments (Continued)

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2013	Carrying Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
			(In thousands)		
Assets					
Cash	$ 201,301	$ 201,301	$ -	$ -	$ 201,301
Securities borrowed from affiliate	473,386	-	473,386	-	473,386
Receivable from affiliate	2,779	-	2,779	-	2,779
Total assets	$ 677,466	$ 201,301	$ 476,165	$ -	$ 677,466
Liabilities					
Securities loaned	$ 410,386	$ -	$ 410,386	$ -	$ 410,386
Other liabilities	2,766	-	2,766	-	2,766
Total liabilities	$ 413,152	$ -	$ 413,152	$ -	$ 413,152

Certain short-term financial instruments are not carried at fair value in the statement of financial condition, but a fair value has been disclosed in the table above. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

ASSETS

	(In thousands)
Securities borrowed from affiliate	$ 473,386
Receivable from affiliate	2,779
Total assets	$ 476,165

LIABILITIES

Payable to affiliates (included in other liabilities)	$ 2,709
Total liabilities	$ 2,709

3. Related Party Transactions (Continued)

As of December 31, 2013, the fair market value of securities collateral that the Company provided to affiliates was $8,985 million and the fair market value of securities borrowed is $9,211 million.

During the year ended December 31, 2013, CS USA contributed capital of $200 million.

For the year ended December 31, 2013, the Company received approximately $8.0 billion of securities received as collateral and related obligations to return securities through a migration of customers from Credit Suisse Securities (Europe), Ltd.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing transactions. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the securities received by the Company as of December 31, 2013:

	December 31, 2013 (In thousands)
Fair value of securities pledged and assigned as collateral by the Company all of which was encumbered	$ 8,984,507
Fair value of the securities received by the Company with the right to sell or repledge	18,195,771
of which was sold or repledged	18,120,835

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2013, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and require the customer to deposit additional collateral, or reduce positions, when necessary.

6. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include global master securities lending agreements.

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under such agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Securities lending and borrowing transactions are collateralized principally by equities, government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, the majority of the collateral received that may be sold or repledged has been repledged as of December 31, 2013.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2013		(In thousands)	
Securities borrowed from affiliate	$ 473,386	$ -	$ 473,386
Total subject to enforceable MNA	$ 473,386	$ -	$ 473,386

6. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2013		(In thousands)	
Securities loaned	$ 34,345	$ -	$ 34,345
Obligation to return securities received as collateral	4,201,327	-	4,201,327
Total subject to enforceable MNA	4,235,672	-	4,235,672
Total not subject to enforceable MNA (1)	5,159,221	-	5,159,221
Total	$ 9,394,893	$ -	$ 9,394,893
of which securities lending transactions	410,386	-	410,386
of which obligation to return securities received as collateral, at fair value	8,984,507	-	8,984,507

(1) Represents securities loaned transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2013		(in thousands)		
Financial assets subject to enforceable MNA				
Securities borrowed from affiliate	$ 473,386	$ 473,386	$ -	$ -
Total financial assets subject to enforceable MNA	$ 473,386	$ 473,386	$ -	$ -
Financial liabilities subject to enforceable MNA				
Securities loaned	$ 34,345	$ 34,345	$ -	$ -
Obligation to return securities received as collateral, at fair value	4,201,327	4,072,270	-	129,057
Total financial liabilities subject to enforceable MNA	$ 4,235,672	$ 4,106,615	$ -	$ 129,057

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included

7. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2013, the Company's net capital of $259.0 million was in excess of the SEC's minimum requirement by $258.8 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2013, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

8. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

9. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2013 through the date of issuance of the statement of financial condition on February 28, 2014.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Member of
Credit Suisse Prime Securities Services (USA), LLC:

In planning and performing our audit of the financial statements of Credit Suisse Prime Securities Services (USA), LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014